UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 1-34694

VEON Ltd.

(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On August 28, 2025, VEON Ltd. and Kyivstar Group Ltd. (“Kyivstar Group”) issued a joint press release and presentation materials regarding an investor meeting to provide a corporate update on Kyivstar Group, copies of which are attached as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated August 28, 2025
99.2	Investor presentation, dated August 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025

VEON Ltd.

By:	/s/ Vitaly Shmakov
Name:	Vitaly Shmakov
Title:	Acting Group General Counsel

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